United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

2Q23 performance report dates

Vale S.A. (B3: VALE3 and NYSE: VALE) invites you to accompany its 2Q23 earnings release dates.

2Q23 Production and sales report:

Date: July 18th, 2023 (Tuesday)

Time: After market close

2Q23 Financial performance report:

Date: July 27th, 2023 (Thursday)

Time: After market close

Conference call/webcast:

Date: July 28th, 2023 (Friday)

Time: 11h00/10h00/15h00 (Brasília/New York/London time)

The conference call will be in English with simultaneous translation to Portuguese and transmitted live through our website: www.vale.com/investors

Dial-in to the conference call:

+55 (11) 4090-1621 / 3181-8565 (Brazil)
+44 20 3795-9972 (U.K.)
+1 844 204-8942 (U.S. – toll-free)
+1 412 717-9627 (U.S)

Access code: Vale

Connection details via HD Web Phone or webcast:

Click here to access the call in English

Click here to access the call translated into Portuguese

Click here to access the webcast in English

Click here to access the webcast translated into Portuguese

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Pedro Terra: Pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date:July 7, 2023		Head of Investor Relations